EXHIBIT 99.3

AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of Neptune Technologies & Bioressources Inc.

On July 18, 2008, we reported on the consolidated balance sheets of Neptune Technologies & Bioressources Inc. (the “Company”) as at May 31, 2008 and May 31, 2007 and the consolidated statements of earnings and comprehensive loss, deficit, contributed surplus and cash flows for the years ended May 31, 2008 and May 31, 2007 which are included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the accompanying supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada
July 18, 2008

Neptune Technologies & Bioressources Inc.

Reconciliation to United States Generally Accepted Accounting Principles
Years ended May 31, 2008 and 2007

The audited consolidated financial statements of the Company as at May 31, 2008 and 2007 and for the years ended May 31, 2008 and 2007 have been prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), which differs in some respects from those accounting principles generally accepted in the United States (U.S. GAAP). The following note, which should be read in conjunction with the 2008 Consolidated Financial Statements, summarized adjustments and disclosure that would be required in order to present these consolidated financial statements in accordance with U.S. GAAP.

	2008	2007

Consolidated Statements of Earnings and Comprehensive Loss

Net loss and comprehensive loss – Canadian GAAP	$(4,784,804)	$(2,677,433)
Other Assets – Start-up costs (2)	(95,977)	-
Development Costs (3)	(296,527)	-
Net loss and comprehensive loss* – U. S. GAAP	$(5,177,308)	$(2,677,433)
* - Since the Company is not recording income tax benefits due to its cumulative loss position, there is no tax effect reflected for any of the operating reconciling items.

Weighted average number of common shares outstanding	37,105,672	35,510,919

Loss per common share-basic and diluted	$(0.14)	$(0.075)

	2008		2007
	Canadian	U.S.	Canadian	U.S.
Consolidated Balance Sheets	GAAP	GAAP	GAAP	GAAP
Assets – Total	$14,357,169	$13,964,665	$13,617,587	$13,617,587
Capital Stock , Warrants and
Contributed Surplus (1) (4) (5)	$31,327,708	$29,380,811	$26,157,005	24,210,108

Deficit (1) (2) (3) (4) (5)	(23,233,037)	(21,678,644)	(18,448,233)	(16,501,336)

Shareholders’ equity	$8,094,671	$7,702,167	$7,708,772	$7,708,772

Neptune Technologies & Bioressources Inc.

Reconciliation to United States Generally Accepted Accounting Principles
Years ended May 31, 2008 and 2007 (continued)

1	Stock Based Compensation

Under Canadian GAAP, effective June 1, 2002, the Company adopted prospectively the fair value based method of accounting for employee stock options granted as required under the Canadian Institute of Chartered Accountants Handbook, Section 3870, “Stock-based Compensation and Other Stock-based Payments”. The Company records stock compensation expense in the consolidated statement of operations, based on allocating the estimated fair value of the stock options granted over their vesting period, with the offset to contributed surplus.

Under U.S. GAAP, effective June 1, 2005 the Company adopted Statement of Financial Accounting Standards No. 123 (R) “Shared-Based Payment” as interpreted by SEC Staff Accounting Bulletin No. 107. FAS 123 (R) requires the Company to recognize in the consolidated statement of operations the grant date fair value of share- based compensation awards granted to employees over the requisite service period. Pursuant to the provisions of FAS 123(R), the Company applied the modified prospective transition method such that FAS 123 (R) was applied to new awards, to the unvested portion of existing awards and to awards modified, repurchased or cancelled after the effective date.

As a result of the adoption of the modified prospective transition method, the Company’s deficit as well as capital stock, warrants and contributed surplus as of May 31, 2008 and 2007, under U.S. GAAP, are $135,281 less than they would have been under Canadian GAAP.

Since fiscal 2006, adoption of the FAS 123(R) has aligned the Company’s reporting for share-based payments, from that point forward, with Canadian GAAP, resulting in the elimination of a U.S. GAAP to Canadian GAAP reconciliation for the current period.

2	Other Assets-Start Up Costs

In 2008, under Canadian GAAP, the Company deferred certain start up costs totaling $95,977 as a component of Other Assets to be amortized on a straight-line basis during 2009. Under U.S. GAAP, Statement of Position 98-5, requires that such costs be expensed as incurred.

Neptune Technologies & Bioressources Inc.

Reconciliation to United States Generally Accepted Accounting Principles
Years ended May 31, 2008 and 2007 (continued)

3	Development Costs

During the 2008 fiscal year, under Canadian GAAP, the Company capitalized certain development costs in accordance with CICA Handbook, Section 3450, “Research and Development Costs.

These capitalized development costs of $296,527, will be amortized over a maximum period of 5 years, beginning at the time of the commercialization.

For U.S. GAAP purposes and in accordance with Statement of Financial Accounting Standards No. 2 ‘‘Accounting for Research and Development Costs’’, these costs are to be expensed as incurred. Accordingly, the Company decreased intangible assets and increased research and development expenses and deficit in the amount of $296,527 to reconcile the financial position and earnings to U.S. GAAP.

4	Convertible Debt and Related Party Transaction

On January 20, 2006 the Company re-negotiated the terms of two convertible debentures with a related party shareholder (as defined under U.S. GAAP). These debentures had a par value of $3,457,122, and were converted to common stock at the fair market value of the stock, and as more fully described in Note 17. For Canadian GAAP purposes, this transaction resulted in the Company recording a gain of $1,400,000 for the forgiveness of convertible debt.

For U.S. GAAP, an amount of $400,000 was considered to be a capital transaction with a related party; accordingly, the $400,000 gain has been eliminated from the statement of operations for Fiscal 2006, with the corresponding amount reclassified from accumulated deficit to contributed surplus.

5	Share and Warrant Issuance Costs

The accounting policy of the Company is to record share and warrant issuance costs as an increase in the deficit under Canadian GAAP. Under U.S. GAAP, share and warrant issuance costs would be recorded as a reduction of the proceeds received. For U.S. GAAP reconciliation purposes, the Company has reclassified from the deficit share and warrant issuance costs of $2,211,615 at May 31, 2008 and May 31, 2007 respectively.